SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                          ---------------------------
                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                         For the Month of December 2003

                          ---------------------------

                           ELBIT MEDICAL IMAGING LTD.
                 (Translation of Registrant's Name into English)
                     13 Mozes Street, Tel Aviv 67442, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          |X|         Form 20-F         |_|     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                          |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated December 2, 2003.


                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ELBIT MEDICAL IMAGING LTD.

                                          (Registrant)


                                          By: /s/ Shimon Yitzhaki
                                              ----------------------------------
                                              Name:  Shimon Yitzhaki
                                              Title:  President

Dated:  December 2, 2003

                                  EXHIBIT INDEX
                                  -------------


    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

        1.                 Press release dated December 2, 2003.

                                    EXHIBIT 1
                                    ---------

ELBIT MEDICAL IMAGING LTD. ANNOUNCES THIRD QUARTER 2003 RESULTS
---------------------------------------------------------------

TEL AVIV, ISRAEL - DECEMBER 2, 2003 - ELBIT MEDICAL IMAGING LTD. (NASDAQ: EMITF) ("EMI" or the "Company") today announced its consolidated results for the nine-month and three-month periods ended September 30, 2003.

Revenues  for  the   nine-month   period  ended   September   30,  2003  totaled
approximately NIS 375.7 million ($84.6 million), compared with an income of approximately NIS 343.3 million in the corresponding period last year.

Revenues for the third quarter of 2003 totaled approximately NIS 154.1 million ($34.7 million), compared with revenues of approximately NIS 120.4 million in the corresponding period last year.

Gross profit for the nine months totaled approximately NIS 122.6 million ($27.6 million), compared with a gross profit of approximately NIS 103.9 million in the corresponding period last year.

Gross profit for the third quarter totaled approximately NIS 53.8 million ($12.1 million), compared with a gross profit of approximately NIS 39.4 million in the corresponding period last year.

Net loss for the nine-month period totaled NIS 89.1 million ($20.1 million), in comparison to a net profit of NIS 0.8 million in the corresponding period last year. The loss for the nine-month period was affected substantially by extraordinary finance expenses due to significant changes in the exchange rates of the Company's functional currencies, mainly in Hungary and Poland, in relation to the Euro and Dollar. The effect of these changes resulted in finance expenses of approximately NIS 75 million ($16.9 million).

Net profit for the third quarter of 2003 totaled approximately NIS 14.1 million ($3.2 million), compared with a loss of NIS 5.6 million in the corresponding period last year.

The basic net loss per share for the nine months ending September 30, 2003, was NIS 3.99 ($0.90) per share.

The basic net profit per share for the three months ending September 30, 2003, was NIS 0.63 ($0.14) per share.

The growth in revenues and gross profit in the nine-month period compared to the corresponding period last year, derives principally from an efficiency in the operations of six commercial and entertainment centers (4 in Hungary and 2 in Poland); from the inclusion of three additional commercial and entertainment centers, which were acquired in February 2002; and from the new commercial and entertainment center in Herzlia, Israel, which was opened at the end of the second quarter of 2003.

Hotel revenues declined from the prior year mainly due to the lease of a hotel, (for which the results of activities are shown in a separate section as "Income from Leasing Properties," which in previous periods was shown as part of the income turnover from hotel operation and management) and from the closure of a substantial part of the hotel in Bucharest, Romania for renovations.

Net research and development expenses for the Group for the nine and three month periods respectively, totaled approximately NIS 31.9 million ($7.2 million) and approximately NIS 12.7 million ($2.8 million) (net, after deducting participation by the Chief Scientist) in comparison with net research and development expenses of approximately NIS 19.5 million and approximately NIS 3.3 million respectively, during the corresponding periods last year. Net research and development expenses, derive entirely from the subsidiary InSightec.

General and administrative expenses for the Group for the nine and three month periods respectively, totaled approximately NIS 62.9 million ($14.1 million) and approximately NIS 23.8 million ($5.4 million) in comparison with expenses of approximately NIS 64.5 million, and approximately NIS 26.3 million, respectively, for the corresponding periods last year. These expenses represent approximately 17% of the turnover in the reporting period compared to approximately 19% in the corresponding period last year and approximately 18% in the year 2002.

Net finance expenses for the Group for the nine and three month periods respectively, totaled approximately NIS 172.4 million ($38.8 million) and approximately NIS 9.3 million ($2.1 million) in comparison with net finance expenses of approximately NIS 28 million and NIS 5.4 million respectively, in the corresponding periods last year.

Finance expenses for the nine month period were substantially affected by fluctuations in the exchange rate of the functional currencies of the Company's subsidiary Plaza Centers (Europe) BV (Hungarian Forint and Polish Zloti) in relation to the currencies (principally the Euro) that funded the Company's activities (an effective devaluation in Hungary of 3.8% and in Poland of 15%). The effect of these changes in the exchange rates on the Group's finance expenses totaled approximately NIS 75 million.

ABOUT ELBIT MEDICAL IMAGING
---------------------------

EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the biotechnology and communication business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.

Company Contact:                                     Investor Contact:
----------------                                     -----------------
Marc Lavine, Adv.                                    Rachel Levine
Elbit Medical Imaging Ltd.                           The Anne McBride Company
011-972-3-608-6011                                   1-212-983-1702 x207
mlavine@europe-israel.com                            rlevine@annemcbride.com


                             FINANCIAL TABLES FOLLOW

                           ELBIT MEDICAL IMAGING LTD.

                                              -----------------------------------------------------------------------------------
                                               AT 30TH SEPTEMBER             AT 30TH SEPTEMBER               AT 31ST DECEMBER
                                              -----------------------------------------------------------------------------------
                                                      2003                2003               2002                  2002
                                              -----------------------------------------------------------------------------------
                                                  CONVENIENCE                    NIS 000'S                      NIS 000'S
                                                 TRANSLATION US
                                                  DOLLAR 000'S
                                              -----------------------------------------------------------------------------------
                                                                                (UNAUDITED)                     (AUDITED)

CURRENT ASSETS

Cash and cash equivalents                                36,796            163,412            235,879                 212,254
Short term deposits and investments                      67,595            300,187            705,964                 681,421
Trade account receivables                                10,611             47,120             57,212                  53,494
Receivables and other current assets                     20,275             90,043             52,445                  65,335
Inventories                                                 750              3,332              3,293                   3,104
                                                  ---------------     --------------     --------------       -----------------
                                                        136,027            604,094          1,054,793               1,015,608
                                                  ---------------     --------------     --------------       -----------------
LONG TERM INVESTMENTS AND RECEIVABLES
Deposits, debentures and long term loans
and receivables                                          21,794             96,789            385,597                 349,081
Venture capital investments                                   -                  -             83,094                       -
Investments in investees and others                      18,818             83,571             35,708                 101,272
                                                  ---------------     --------------     --------------       -----------------
                                                         40,612            180,360            504,399                 450,353
                                                  ---------------     --------------     --------------       -----------------

HOTELS, COMMERCIAL CENTERS AND OTHER FIXED
ASSETS                                                  990,078          4,396,937          3,947,272               4,107,426
                                                  ---------------     --------------     --------------       -----------------
OTHER ASSETS AND DEFERRED EXPENSES                       22,278             98,935             72,144                  73,318
                                                  ---------------     --------------     --------------       -----------------
ASSETS RELATED TO DISCONTINUED OPERATIONS                 3,508             15,579            157,650                112,435
                                                  ---------------     --------------     --------------       -----------------
                                                      1,192,503          5,295,905          5,736,258               5,759,140
CURRENT LIABILITIES
Short term borrowings                                   269,566          1,197,142          1,623,014               1,639,281
Trade account payables                                   15,035             66,770             95,814                  95,694
Payables and other current liabilities                   41,945            186,279            189,427                 174,196
                                                  ---------------     --------------     --------------       -----------------
                                                        326,546          1,450,191          1,908,255               1,909,171
                                                  ---------------     --------------     --------------       -----------------

LONG TERM LIABILITIES
Loans and other long-term liabilities                   530,671          2,356,708          2,082,564               2,184,573
Accrued severance pay                                       247              1,099                341                     499
                                                  ---------------     --------------     --------------       -----------------
                                                        530,918          2,357,807          2,082,905               2,185,072
                                                  ---------------     --------------     --------------       -----------------
LIABILITIES RELATED TO DISCONTINUED
OPERATIONS                                               20,492             91,006            198,588                 110,450
                                                  ---------------     --------------     --------------       -----------------
MINORITY INTEREST                                       103,435            459,353            489,983                 488,632
                                                  ---------------     --------------     --------------       -----------------
SHAREHOLDERS' EQUITY                                    211,112            937,548          1,056,527               1,065,815
                                                  ---------------     --------------     --------------       -----------------
                                                      1,192,503          5,295,905          5,736,258               5,759,140
                                                  ===============     ==============     ==============       =================


                           ELBIT MEDICAL IMAGING LTD.

                                            NINE MONTHS                 THREE MONTHS            YEAR         NINE MONTHS
                                               ENDED                       ENDED                ENDED          ENDED
                                           SEPTEMBER 30,                SEPTEMBER 30,         DECEMBER 31,  SEPTEMBER 30,
                                    ---------------------------    ------------------------   -----------   -------------
                                       2003            2002           2003        2002           2002           2003
                                    -----------     -----------    -----------  -----------   -----------   -------------
                                                                                                             CONVENIENCE
                                                                                                             TRANSLATION
                                    (UNAUDITED)     (UNAUDITED)    (UNAUDITED)  (UNAUDITED)    (AUDITED)      (UNAUDITED)
                                    -----------     -----------    -----------  -----------   -----------   -------------
                                                                                                                IN US$
                                                               NIS IN THOUSANDS                               THOUSANDS
                                    --------------------------------------------------------------------    -------------

Commercial center operations           239,514        189,633        102,996       68,095        280,904         53,932
Hotel operations                       126,487        152,206         47,794       52,340        207,512         28,482
Property leases                          9,753              -          3,402            -              -          2,196
 Long-term projects                          -          1,515              -            -          1,515              -
                                    -----------     -----------    -----------  -----------   -----------   -------------
                                       375,754        343,354        154,192      120,435        489,931         84,610
                                    -----------     -----------    -----------  -----------   -----------   -------------
Commercial center operations           127,096         98,372         54,508       34,980        150,610         28,619
Hotel operations                       123,618        139,609         45,051       46,112        194,467         27,836
Cost of property leases                  2,409              -            811            -              -            542
 Long-term projects                          -          1,398              -            -          1,398              -
                                    -----------     -----------    -----------  -----------   -----------   -------------
                                       253,123        239,379        100,370       81,092        346,475         56,997
                                    -----------     -----------    -----------  -----------   -----------   -------------
Gross Profit                           122,631        103,975         53,822       39,343        143,456         27,613
 Initiation costs of projects            5,599          7,438          1,547        2,222         16,697          1,261
 Research and development

   expenses, net                        31,979         19,479         12,706        3,306         28,569          7,201
Marketing and selling expenses          18,371         21,530          7,134        7,474         28,165          4,137
General and administrative
  expenses                              62,922         64,527         23,829       26,307         88,375         14,168
                                    -----------     -----------    -----------  -----------   -----------   -------------
                                       118,871        112,974         45,216       39,309        161,806         26,767
                                    -----------     -----------    -----------  -----------   -----------   -------------
Operating income (loss)
  BEFORE NET FINANCING INCOME            3,760         (8,999)         8,606           34        (18,350)           847
Financing income (expenses),
 Net                                  (172,427)       (28,008)        (9,399)      (5,433)        (5,462)       (38,826)
                                    -----------     -----------    -----------  -----------   -----------   -------------
OPERATING INCOME (LOSS)
  AFTER NET FINANCING INCOME
  (EXPENSES)                          (168,667)       (37,007)          (793)      (5,399)       (23,812)       (37,980)
Other income (expenses), net            40,568         10,428         16,356       (2,252)         9,543          9,135
                                    -----------     -----------    -----------  -----------   -----------   -------------
INCOME (LOSS) BEFORE
  TAXES ON INCOME                     (128,099)       (26,579)        15,563       (7,651)       (14,269)       (28,845)
Taxes on income                         (9,490)         1,787          5,889          634         21,798         (2,137)
                                    -----------     -----------    -----------  -----------   -----------   -------------
INCOME (LOSS) AFTER
  TAXES ON INCOME                     (118,609)       (28,366)         9,674       (8,285)       (36,067)       (26,708)
Equity in losses of investee
 Companies, net                        (14,664)             -         (1,969)           -         (2,918)        (3,302)
Minority-interest in losses
 (income) of subsidiaries, net          35,502          6,057          7,863          297         24,588          7,994
                                    -----------     -----------    -----------  -----------   -----------   -------------
INCOME (LOSS) FROM
 CONTINUING OPERATIONS                 (97,771)       (22,309)        15,568       (7,988)       (14,397)       (22,016)
Loss from discontinued
 Operations, net                         8,662         23,154         (1,392)       2,392         54,973          1,951
                                    -----------     -----------    -----------  -----------   -----------   -------------
NET INCOME (LOSS) FOR
 THE PERIOD                            (89,109)           845         14,176       (5,596)        40,576        (20,065)
                                    ===========     ==========     ==========   ==========    ===========   =============
  EARNINGS (LOSS) PER SHARE
   - (in NIS)
   From continuing operations            (4.38)         (1.05)          0.69        (0.37)         (0.64)         (0.98)
   From discontinued operations           0.39           1.09          (0.06)        0.11           2.46           0.08
                                    -----------     -----------    -----------  -----------   -----------   -------------
   Net earnings (loss) per share         (3.99)          0.04           0.63        (0.26)          1.82          (0.90
                                    ===========     ==========     ==========   ==========    ===========   =============
   Diluted earnings per share            (3.99)          0.00           0.63        (0.28)          1.72          (0.90)
                                    ===========     ==========     ==========   ==========    ===========   =============
Basic weighted average number of
shares (in thousands)                   22,337         22,337         22,337       22,337         22,337         22,337
                                    ===========     ==========     ==========   ==========    ===========   =============
Diluted weighted average number of
shares (in thousands)                   22,337         22,887         22,337       22,887         22,887         22,337
                                    ===========     ==========     ==========   ==========    ===========   =============